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                              December 28, 2023

       Ryan Savitz
       Chief Financial Officer
       Dianthus Therapeutics, Inc.
       7 Times Square
       43rd Floor
       New York, New York, 10036

                                                        Re: Dianthus
Therapeutics, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 21,
2023
                                                            File No. 333-274863

       Dear Ryan Savitz:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Form S-3 on Form S-1

       General

   1. We note the representation in Section 3.4 of the Agreement and Plan of Merger that
                                                        Dianthus    security
holders were required to consent to the merger. We further note that it appears the Form S-1
seeks to register the resale of securities issued and issuable to certain of such
security holders as consideration for the merger. Please revise to identify all former affiliates
of Dianthus reselling pursuant to the Form S-1 as underwriters and fix a selling price for the
duration of their offering. Refer to Securities Act Rule 145(c).
 Ryan Savitz
Dianthus Therapeutics, Inc.
December 28, 2023
Page 2

       Please contact Dillon Hagius at 202-551-7967 or Laura Crotty at 202-551-7614 with any questions.




                                                         Sincerely,
FirstName LastNameRyan Savitz
                                                         Division of
Corporation Finance
Comapany NameDianthus Therapeutics, Inc.
                                                         Office of Life
Sciences
December 28, 2023 Page 2
cc:       Branden C. Berns
FirstName LastName